Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

3DOM Alliance Group awarded new patent to be used by noco-noco in carbon-neutral leasing business

TOKYO, June 7, 2023 – The 3DOM Alliance Group today announced that it has been awarded a new patent※ by the Japan Patent Office related to a system for offsetting greenhouse gas emissions from product manufacturing with emission credits and incorporating them into usage fees. The 3DOM Alliance Group will use this new addition to its rich intellectual property portfolio to provide a variety of products through lease or subscription services that incorporate emission credits to offset greenhouse gases emitted not only in operations, but also product manufacturing. noco-noco Pte. Ltd. (“noco-noco”), a Singapore-based decarbonization solution provider within the Group, has been granted an exclusive license to use the patent for business related to battery electric vehicles, internal combustion engine vehicles, and energy storage systems.

The patent will be utilized in noco-noco’s carbon-neutral lease offering, in which the company provides vehicles and batteries to fleet operators via lease/subscription services after offsetting emissions from product manufacturing. noco-noco aims to make the service progressively carbon neutral by providing renewable energy for battery charging and further offsetting unavoidable emissions across the product lifecycle. The carbon credits used for offsets will include those generated by the company in its ongoing carbon abatement projects centered in Australasia.

Amid increasing pressure for decarbonization in the transportation sector, noco-noco’s business model is designed to alleviate financial and practical challenges associated with electric vehicle ownership and offer an accessible path to carbon neutrality for transport operators. noco-noco is currently working to implement the model in multiple projects across Asia, including through collaborations with Assemblepoint Co., Ltd. in the Philippines and the Kyushu Sanko Group in Japan.

This latest patent award underscores the 3DOM Alliance Group’s emphasis on intellectual property strategy as a fundamental tool to safeguard innovations and attract strategic partnerships, investors, and customers. noco-noco’s exclusive license ensures the company's commercial advantage while fostering a conducive environment for further innovation and industry collaborations.

The 3DOM Alliance Group seeks to expand utilization of the patent across industries, acting on the Group’s “less is more” ethos by advocating a shift away from over-production and wasted assets towards circular economies across products, while taking tangible action to reduce and offset emissions to help mitigate environmental damage.

"Building a robust intellectual property portfolio plays a pivotal role in our pursuit of a sustainable future," said Masataka Matsumura, CEO of noco-noco. "This patent not only helps strengthen our growth trajectory, but it also empowers us to drive transformative change and accelerate the adoption of decarbonization models and solutions."

※	Patent number: 7286212

About 3DOM Alliance Inc.

Established in Japan in 2014, 3DOM Alliance Inc. strives to solve environmental problems through the research and development of cutting-edge technologies and business models that promote decarbonization and ecological conservation.

About noco-noco Pte. Ltd.
noco-noco Pte. Ltd. is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. From X-SEPA™, a revolutionary battery separator technology designed for long-lasting and high heat-resistant performance, to our carbon-neutral leasing platform for green transportation, noco-noco addresses the need for clean, affordable, and sustainable energy solutions. noco-noco is working towards a future where EV batteries come fitted with IoT devices for data-light, smart energy optimization and usage.

Important Information and Where to Find It
On December 29, 2022, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, noco-noco, and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read, when available, the proxy statement/prospectus and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about noco-noco, PNAC and the proposed business combination. When available, the proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of PNAC as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

No Offer or Solicitation
This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of noco-noco or PNAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation
noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.